SCYTHIAN BIOSCIENCES ANNOUNCES CEOs OF BOTH APHRIA AND LIBERTY HEALTH SCIENCES ARE JOINING ITS BOARD

TORONTO, January 15, 2018 (GLOBE NEWSWIRE) — Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTCQB:SCCYF) is pleased to announce that Mr. Vic Neufeld and Mr. George Scorsis, the Chief Executive Officers of both Aphria Inc. (TSX:APH) and Liberty Health Sciences Inc. (CSE:LHS), respectively, are joining the Board of Directors of Scythian effective today. Mr. Neufeld and Mr. Scorsis will also act as members of the Company’s Audit and Compensation committees. Mr. Neufeld will act as Chair of the Audit Committee and Mr. Scorsis will act as Chair of the Compensation Committee.

Along with their great expertise and backgrounds, Mr. Neufeld and Mr. Scorsis will also bring to Scythian new relationships and allow Scythian to expand its business globally into other cannabis-related activities, while still focusing on its concussions and traumatic brain injury research.

With the addition of Aphria’s and Liberty’s CEOs, Scythian intends to announce the hiring of additional global cannabis leaders in very short order to further grow its global footprint.

Mr. Neufeld and Mr. Scorsis unanimously agree that Canada has been an unbelievable foundation as the global leader in Cannabis but a number of global markets are slowly opening in the areas of science and cultivation focused on the medical market.

“Latin America, the Caribbean and Europe present incredible opportunities for those with proven track records when you consider the combined number of licenses granted to date for a population count of well over 1.5 billion outside of Canada and the US is fewer than the number granted to the Canadian market with 36 million people” said Mr. Neufeld.

Mr. Neufeld is the Chief Executive Officer and Chair of the Board of Aphria Inc. Mr. Neufeld was formerly a Partner with Ernst & Young LLP, formerly the Chief Executive Officer of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, herbs and botanical medicines. He currently sits as the Chair of Enwin Utilities Ltd., a local energy provider and sits on the board of WFCU Credit Union.

Mr. Scorsis is currently a director and the Chief Executive Officer of Liberty Health Sciences Inc. In his role as Chief Executive Officer of Liberty Health Sciences Inc., Mr. Scorsis leverages his extensive background in managing growth within highly regulated environments to expand Liberty Health Sciences Inc.’s cannabis-related platforms in the United States. Mr. Scorsis served as President of Red Bull Canada from July 2011 until October 2015 and was instrumental in restructuring the organization from a geographical and operational perspective, and growing the business to $150 MM in revenue. In that role, he also worked closely with Health Canada on guidelines regulating the energy drink category. Most recently, Mr. Scorsis was with Mettrum Health Corp. as President and was fundamental in shaping MettrumTM and Mettrum OriginalsTM. Under his leadership, the company was acquired for $430 million.

Scythian is also pleased to announce that Ms. Renah Persofsky has joined the Company as an advisory committee member. Ms. Persofsky has a rich history of investing in early stage start-up companies where she helps mentor CEOs in the art of bringing MVP products to market, and growing their business. She serves as Board Chair for mobile on-demand senior care and child care start-up, BookJane, and is a board member for retail/QSR automation software specialty firm MeazureUp Inc. She is presently an executive consultant in the Innovation Group at CIBC. Ms. Persofsky is currently on the board of directors of Aphria Inc.

Mr. Neufeld will receive 40,000 options and each of Mr. Scorsis and Ms. Persofsky will receive 30,000 options with an exercise price of $18.63 per share, for a period of five years. The options will vest immediately and are subject to regulatory approval.

In connection with these appointments, Mr. Michael Petter and Mr. Peter Benz have resigned as Directors of Scythian and members of the Audit Committee and Compensation Committee effective today.

The Board of Directors would like to express its sincere appreciation to Mr. Petter and Mr. Benz for their valuable contribution to the Company during the tenure of their service.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioral neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Contact Information

For further information, please contact:

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

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Cautionary Statements

This press release may contain certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. The Company undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the Company, its securities, or financial or operating results (as applicable). Although the Company believes that the expectations reflected in forward-looking information in this press release are reasonable, such forward-looking information has been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the risk factors discussed in the Filing Statement which are incorporated herein by reference and are available through SEDAR at www.sedar.com. The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.